Exhibit 99.1

NANO LABS LTD

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	87,811,272	16,839,750	2,330,503
Restricted cash	48,112	417,565	57,788
Accounts receivable	-	1,484,548	205,451
Inventories, net	102,201,746	41,934,840	5,803,488
Prepayments	71,314,254	42,424,141	5,871,203
Other current assets	27,275,215	35,756,740	4,948,483
Total current assets	288,650,599	138,857,584	19,216,916
Non-current assets:
Property, plant and equipment, net	21,426,955	105,278,931	14,569,865
Intangible asset, net	48,717,132	48,224,210	6,673,892
Operating lease right-of-use assets	8,447,978	4,394,524	608,171
Total non-current assets	78,592,065	157,897,665	21,851,928

TOTAL ASSETS	367,242,664	296,755,249	41,068,844

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debts	280,000	1,560,000	215,893
Accounts payable	15,292,843	56,341,159	7,797,221
Advance from customers	124,469,097	106,012,404	14,671,373
Operating lease liabilities, current	4,199,361	3,798,072	525,627
Other current liabilities	39,399,532	30,537,633	4,226,193
Total current liabilities	183,640,833	198,249,268	27,436,307
Non-current liabilities:
Long-term debts	16,673,316	65,739,865	9,097,936
Operating lease liabilities, non-current	2,514,115	762,344	105,503
Total non-current liabilities	19,187,431	66,502,209	9,203,439
Total liabilities	202,828,264	264,751,477	36,639,746
Shareholders’ equity:
Class A ordinary shares ($0.0001 par value; 242,821,846 shares authorized; 54,318,514 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	35,425	35,425	4,903
Class B ordinary shares ($0.0001 par value; 57,178,154 shares authorized; 57,178,154 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	36,894	36,894	5,106
Additional paid-in capital	354,803,564	354,941,162	49,121,365
Accumulated deficit	(199,207,921)	(333,527,402)	(46,157,851)
Statutory reserves	6,647,109	6,647,109	919,913
Accumulated other comprehensive income	2,099,329	3,870,584	535,662
Total shareholders’ equity	164,414,400	32,003,772	4,429,098

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	367,242,664	296,755,249	41,068,844

The accompanying notes are an integral part of these unaudited consolidated financial statements

NANO LABS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the six months ended June 30,
	2022	2023
	RMB	RMB	US$
Net revenues	380,138,767	52,268,716	7,233,623
Cost of revenues	203,767,419	115,167,091	15,938,317
Gross profit (loss)	176,371,348	(62,898,375)	(8,704,694)

Operating expenses:
Selling and marketing expenses	10,165,237	9,501,537	1,314,946
General and administrative expenses	16,885,396	31,041,335	4,295,903
Research and development expenses	41,692,574	32,953,337	4,560,511
Total operating expenses	68,743,207	73,496,209	10,171,360

Profit (loss) from operations	107,628,141	(136,394,584)	(18,876,054)

Other expenses (income):
Finance expense (income)	(636,158)	1,600,591	221,511
Interest income	(1,860,642)	(335,986)	(46,498)
Other income	(1,268,583)	(3,339,708)	(462,192)
Total other income	(3,765,383)	(2,075,103)	(287,179)

Income (loss) before income tax provision	111,393,524	(134,319,481)	(18,588,875)
Income tax provision	-	-	-
Net income (loss)	111,393,524	(134,319,481)	(18,588,875)

Comprehensive income (loss):
Net income (loss)	111,393,524	(134,319,481)	(18,588,875)
Other comprehensive income:
Foreign currency translation adjustment	1,336,892	1,771,255	245,129
Total comprehensive income (loss)	112,730,416	(132,548,226)	(18,343,746)

Net income (loss) per ordinary share:
Basic	1.07	(1.20)	(0.17)
Diluted	1.07	(1.20)	(0.17)

Weighted average number of shares used in per share calculation:
Basic	103,790,000	111,496,668	111,496,668
Diluted	103,902,581	111,496,668	111,496,668

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NANO LABS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

	Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Additional			Accumulated Other	Total Shareholders’
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Statutory Reserves	Accumulated Deficit	Comprehensive Income (Loss)	Equity (Deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance, January 1, 2022	103,790,000	66,970	-	-	-	-	201,418,380	-	(223,679,698)	(2,467,327)	(24,661,675)
Share-based compensation	-	-	-	-	-	-	4,673,673	-	-	-	4,673,673
Net income	-	-	-	-	-	-	-	-	111,393,524	-	111,393,524
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	1,336,892	1,336,892
Balance, June 30, 2022	103,790,000	66,970	-	-	-	-	206,092,053	-	(112,286,174)	(1,130,435)	92,742,414
Balance, January 1, 2023	-	-	54,318,514	35,425	57,178,154	36,894	354,803,564	6,647,109	(199,207,921)	2,099,329	164,414,400
Share-based compensation	-	-	-	-	-	-	137,598	-	-	-	137,598
Net loss	-	-	-	-	-	-	-	-	(134,319,481)	-	(134,319,481)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	1,771,255	1,771,255

Balance, June 30, 2023	-	-	54,318,514	35,425	57,178,154	36,894	354,941,162	6,647,109	(333,527,402)	3,870,584	32,003,772
Balance, June 30, 2023, in US$		-		4,903		5,106	49,121,365	919,913	(46,157,851)	535,662	4,429,098

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NANO LABS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the six months ended June 30,
	2022	2023
	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	111,393,524	(134,319,481)	(18,588,875)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of right-of-use assets	2,536,996	3,758,499	520,150
Depreciation and amortization expenses	1,753,838	2,656,632	367,659
Loss on lease termination	—	113,588	15,720
Share-based compensation	4,673,673	137,598	19,043
Inventory write-down	—	73,273,361	10,140,519
Changes in assets and liabilities:
Accounts receivable	—	1,484,741	205,478
Inventories, net	(178,821,025)	(13,043,807)	(1,805,171)
Prepayments	108,228,527	29,070,689	4,023,179
Other current assets	6,088,030	15,608,398	2,160,093
Accounts payable	4,475,972	40,189,889	5,561,998
Advance from customers	(220,497,734)	(18,644,091)	(2,580,211)
Operating lease liabilities, current	(2,505,918)	(2,006,248)	(277,651)
Other current liabilities	(2,567,263)	(32,915,974)	(4,555,340)
Net cash used in operating activities	(165,241,380)	(34,636,206)	(4,793,409)

Cash flow from investing activities:
Purchases of property, plant and equipment	(1,136,260)	(86,014,785)	(11,903,842)
Proceeds from sales of short-term investments	31,772,500	—	—
Purchases of intangible assets	(49,292,209)	—	—
Net cash used in investing activities	(18,655,969)	(86,014,785)	(11,903,842)

Cash flow from financing activities:
Proceeds from long-term debts	—	50,876,549	7,040,957
Repayments of long-term debts	—	(530,000)	(73,348)
Net cash provided by financing activities	—	50,346,549	6,967,609
Effects of exchange rate changes on cash, cash equivalents and restricted cash	1,452,892	(297,627)	(41,189)
Net decrease in cash, cash equivalents and restricted cash	(182,444,457)	(70,602,069)	(9,770,831)
Cash, cash equivalents and restricted cash at beginning of the period	233,853,654	87,859,384	12,159,122
Cash, cash equivalents and restricted cash at end of the period	51,409,197	17,257,315	2,388,291

Supplemental cash flow disclosures:
Interest paid	—	1,054,271	145,904
Income taxes paid	8,697	—	—

Non-cash investing and financing activities:
Operating lease right-of-use asset obtained in exchange for operating lease liability	—	255,315	35,334

The accompanying notes are an integral part of these unaudited consolidated financial statement.

NANO LABS LTD

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in RMB, except share or as otherwise noted)

1.	Organization and nature of operations

Nano Labs Ltd (“Nano Labs”), incorporated on January 8, 2021, is a holding company, as an exempted company with limited liability in the Cayman Islands. Nano Labs principally engages in fabless integrated circuit (“IC”) design and sale of product solutions by integrating its self-designed IC products in the People’s Republic of China (“PRC”) and other countries and regions. The Company utilizes third-party suppliers to fabricate, pack and test the IC products.

Prior to the incorporation of the Company, the Company’s business was carried out by Zhejiang Haowei Technology Co., Ltd. (“Zhejiang Haowei”) and its subsidiaries. Zhejiang Haowei was established by Mr. Jianping Kong, the principal shareholder, chairman and chief executive officer, in July 2019. Nano Labs underwent a series of onshore and offshore reorganizations, which were completed in September 2021 (the “Reorganization”).

Immediately before and after the Reorganization, the controlling shareholders of Zhejiang Haowei controlled Zhejiang Haowei and Nano Labs; therefore, for accounting purposes, the Reorganization is accounted for as a transaction of entities under common control. Accordingly, the accompanying unaudited consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. The number of outstanding shares in the unaudited consolidated balance sheets, the unaudited consolidated statements of changes in shareholders’ equity (deficit), and per share information including the net income (loss) per ordinary share have been presented retrospectively as of the beginning of the earliest period presented on the unaudited consolidated financial statements to reflect the final shares issued in the Reorganization.

The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries. The Company’s major subsidiaries are as follows:

Name of subsidiaries	Date of incorporation	Place of incorporation	Ownership percentage	Principal activities
Zhejiang Haowei Technology Co., Ltd. (“Zhejiang Haowei”)	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang Nanomicro Technology Co., Ltd. (“Zhejiang Nanomicro”)	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang NanoBlock Technology Co., Ltd.	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang Ipollo Technology Co., Ltd.	August 18, 2020	Hangzhou, China	100%	Distribution of products
Nano Labs HK Limited	September 8, 2020	Hong Kong	100%	Investment
Nano Labs Inc	December 22, 2020	BVI	100%	Investment
Zhejiang Weike Technology Co., Ltd.	June 2, 2021	Hangzhou, China	100%	Research and development of software
IPOLLO PTE. LTD. (formerly IPOLLO MINER PTE.LTD.)	June 9, 2021	Singapore	100%	Distribution of products
Ipollo Tech Inc	June 29, 2021	BVI	100%	Investment
Nano Tech Cayman Ltd	July 6, 2021	Cayman	100%	Investment
Nano Technology HK Limited	July 7, 2021	Hong Kong	100%	Investment
Ipollo HK Limited	July 7, 2021	Hong Kong	100%	Distribution of products
Zhejiang Metaverse Technology Co., Ltd.	August 12, 2021	Hangzhou, China	100%	Investment
Ipollo Tech Ltd	October 27, 2021	Cayman	100%	Investment
Haowei Technology (Shaoxing) Co., Ltd.	November 3, 2021	Shaoxing, China	100%	Investment
Shenzhen Matamata Technology Co., Ltd.	November 17, 2021	Shenzhen, China	100%	Distribution of products
Shenzhen Matavos Technology Co., Ltd.	December 21, 2021	Shenzhen, China	100%	Distribution of products
Tsuki Inc	January 7, 2022	United States	100%	Distribution of products
Metaski (Shaoxing) Technology Co., Ltd.	January 13, 2022	Shaoxing, China	100%	Distribution of products
Haoweiverse (Shaoxing) Technology Co., Ltd.	January 13, 2022	Shaoxing, China	65%	Plant and distribution of products
Metameta (Shaoxing) Technology Co., Ltd.	January 25, 2022	Shaoxing, China	100%	Distribution of products
Ipolloverse HK Limited	May 18, 2022	Hong Kong	70%	Research and development
Metaverse (Shaoxing) Technology Co., Ltd.	May 20, 2022	Shaoxing, China	100%	Distribution of products
Ipolloverse Cayman Ltd	May 27, 2022	Cayman	70%	Investment
Ipolloverse Tech Inc	May 30, 2022	BVI	70%	Investment
Hangzhou Meta Technology Co., Ltd.	October 21, 2022	Hangzhou, China	100%	Distribution of products

Nano Labs and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

Liquidity

During the six months ended June 30, 2023, the Company incurred net loss of RMB134 million, and the net cash used in operating activities was RMB35 million. As of June 30, 2023, the Company had a working capital deficit of RMB59 million and accumulated deficit of RMB334 million. Historically, the Company has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. In July 2023, the Company entered into a total of US$10 million (approximately RMB72 million) promissory notes (the “Loans”) with two related parties. In September 2023, the loans were converted into an aggregate of 19,157,087 Class A ordinary shares of the Company for no additional consideration. The Company is also actively raising funds from outside investors. Moreover, the Company can adjust the pace of its operation expansion and control the operating expenses.

As a result, the Company’s cash flow projections for the period after one year the date that the unaudited consolidated financial statements are issued indicate that the Company’s existing cash and cash equivalents, together with the proceeds from Loans mentioned above, will be sufficient to cover the liquidity needs that become due within one year after the date that the unaudited financial statements are issued. The Company may need additional capital in the future to fund the continued operations of the Company. There can be no assurance that the Company will be successful in acquiring additional financing, that the Company’s projections of its future working capital needs will prove accurate, or that any additional financing would be sufficient to continue operations in future years.

2.	Summary of Significant Accounting Policies

Basis of preparation

The unaudited consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for the complete consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments as necessary for the fair statement of the Company’s financial position as of June 30, 2023, results of operations and cash flows for the six months ended June 30, 2022 and 2023. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes thereto contained in the Company’s most recent consolidated annual financial statements filed with the SEC on Form 20-F. Results for the six months ended June 30, 2023 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Use of estimates

The preparation of the Company’s unaudited consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting estimates reflected in the Company’s unaudited consolidated financial statements include, but not limited to, inventory write-down, valuation allowance for deferred tax assets and share-based compensation.

Principles of consolidation

The Company’s unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Functional currency and foreign currency translation

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Company is RMB as determined based on the criteria of ASC 830, “Foreign Currency Matters”.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the unaudited consolidated statements of operations and comprehensive income (loss).

The financial statements of the Company are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity (deficit) on the unaudited consolidated financial statement.

Convenience translation

The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ were calculated at the rate of US$1.00=RMB7.2258 on June 30, 2023, representing the central parity rate on June 30, 2023 published by the People’s Bank of China. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2023, or at any other rate.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions with high credit ratings and quality.

Fair value measurement

The Company adopted the guidance of Accounting Standards Codification (“ASC”) 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for similar assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

ASC 820 also describes three main approaches to measuring the fair value of assets and liabilities:

(1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments included in current assets and current liabilities are reported in the unaudited consolidated balance sheets at face value or cost, which approximate to fair value because of their short-term maturities.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature. There was no related party transaction incurred during the six months ended June 30, 2022 and 2023.

Cash and cash equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. As of December 31, 2022 and June 30, 2023, cash and cash equivalents in banks was RMB87,811,272 and RMB16,839,750, respectively.

Restricted cash

Restricted cash mainly represents the bank deposit frozen by the court as a result of legal proceedings. As of December 31, 2022 and June 30, 2023, the Company had restricted cash balance of RMB48,112 and RMB417,565, respectively.

Inventories, net

Inventories, consist of raw materials, work in process and finished goods. Inventories are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment.

Prepayments

Prepayments primarily consist of advances to suppliers for future inventory purchases and prepaid processing fees.

Property, plant and equipment, net

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Computers and electronic equipment	2 to 3 years
Office furniture	5 years
Transportation equipment	4 years

Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the remaining lease term.

Construction in progress represents assets under construction. All direct costs relating to the construction are capitalized as construction in progress. Construction in progress is not depreciated until the asset is placed in service.

Intangible asset, net

The Company’s intangible asset with definite useful lives primarily consists of a franchise right and land use right. According to the law of PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government for a specified period of time. The Company amortizes its franchise right and land use right on a straight-line basis over the contractual term. The estimated useful lives are as follows:

Franchise right	2 years
Land use right	50 years

Impairment of long-lived assets

For long-lived assets including property and equipment, right-of-use assets, and intangible assets with finite lives, the Company evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. For the six months ended June 30, 2022 and 2023, no impairment of long-lived assets was recognized.

Revenue from contracts with customers

Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers”, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. Revenue consists of the invoiced value for the sales net of value-added tax (“VAT”), business tax and applicable local government levies.

Product sales revenue

The Company generates revenue primarily from the sale of product solutions by integrating its self-designed IC products (e.g., high throughput computing, or HTC, solutions) directly to a customer, such as a business or individual engaged in mining activities.

The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been picked up by or shipped to customers. The Company’s sales arrangements usually require prepayment before the delivery of products. The advance payment is not considered a significant financing component. The Company elected to account for shipping and handling fees as a fulfillment cost. The product sales contracts generally include product warranty provisions. The Company did not accrue warranty liabilities for the product sales as the financial impacts of the warranty have historically been and are expected to continue to be immaterial.

Service revenue

The Company also generates revenue from its design and technical services under separate contracts. Revenues from the design and technical service to the customers are recognized at a point in time when services are provided.

Revenue disaggregation

In accordance with ASC 606, the Company disaggregates revenue from contracts with customers by revenue stream. The Company determined that disaggregating revenue into these categories meets the disclosure objective in ASC 606 which is to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by regional economic factors. The following table summarizes the net revenues generated from different revenue streams:

	For the six months ended June 30,
	2022 (Unaudited)	2023 (Unaudited)
	RMB	RMB
Product sales revenue	319,193,707	46,868,172
Service revenue	60,945,060	5,400,544
Net revenues	380,138,767	52,268,716

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods or services to the customer. As of December 31, 2022 and June 30, 2023, the Company recorded contract liabilities of RMB124,469,097 and RMB106,012,404, respectively, which were presented as advance from customers on the accompanying unaudited consolidated balance sheets. During the six months ended June 30, 2022 and 2023, the Company recognized RMB361,192,225 and RMB20,684,360 of contract liabilities as revenue, respectively.

Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists of product costs and service costs. Product costs include costs of raw material, contract manufacturers for production, shipping and handling costs, and warehousing costs. Service costs include labor costs. During the six months ended June 30, 2022 and 2023, the Company recorded inventory write-down of nil and RMB73,273,361 as cost of revenues, respectively.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotion, salaries, and shipping and handling costs incurred during the selling activities. Advertising and transportation expenses are charged to expense as incurred.

Advertising and promotion costs in the amounts of RMB3,212,940 and RMB1,051,572 for the six months ended June 30, 2022 and 2023, respectively, are included in selling and marketing expenses.

Shipping and handling costs amounting to RMB2,891,328 and RMB1,795,735 and for the six months ended June 30, 2022 and 2023, respectively, are included in selling and marketing expenses.

Research and development expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, raw materials used, consulting and contractor expenses, testing and processing expenses and other expenses in associated with research and development activities. The Company recognizes research and development expenses as expense when incurred.

Leases

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

The Company elected not to record assets and liabilities on its unaudited consolidated balance sheet for lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term.

Employee social security and welfare benefits

Employees of the Company in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

Share-based compensation

Restricted shares and options granted to employees and directors are accounted for under ASC Topic 718, “Compensation - Stock compensation” (“ASC 718”). In accordance with ASC 718, the Company determines whether restricted shares or options should be classified and accounted for as an equity award. All grants of restricted shares and options to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values. The value of the portion of the award that is ultimately expected to vest is recognized as compensation expense over the requisite service periods in the statements of operations. In addition, compensation expense must be recognized for the change in fair value of any awards modified, repurchased or cancelled after the grant date.

The fair value of stock options granted is estimated on the grant date using the Binomial or Black-Scholes model.

Income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the tax income rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred income tax assets will not be realized in the foreseeable future.

In accordance with the provisions of ASC 740, “Income taxes”, the Company recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties arising from underpayment of income taxes are computed in accordance with the applicable tax law and is classified in the unaudited consolidated statements of operations as income tax expense.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income (loss) for the periods presented includes net income (loss) and foreign currency translation adjustments.

Earnings (loss) per share

The Company computes earnings (loss) per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Company’s ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method.

Segment Reporting

The Company uses the “management approach” in determining reportable segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of operating segments based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

Recently adopted or issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. For the Company, the guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company adopted ASU 2016-13 on January 1, 2023 and the adoption did not have a material impact on its unaudited consolidated financial statements.

3. Inventories, net

Inventories, net consist of the following:

	As of December 31, 2022	As of June 30, 2023
		(Unaudited)
	RMB	RMB
Raw materials	69,914,306	61,466,397
Work in process	158,693,203	150,974,306
Finished goods	81,807,783	108,733,833
Less: write-down of inventories	(208,213,546)	(279,239,696)
Inventories, net	102,201,746	41,934,840

4. Prepayments

	As of December 31, 2022	As of June 30, 2023
		(Unaudited)
	RMB	RMB
Prepayments – inventories and processing fee	64,813,532	36,729,221
Prepayments – others	6,500,722	5,694,920
Prepayments	71,314,254	42,424,141

5. Other current assets

Other current assets consist of the following:

	As of December 31, 2022	As of June 30, 2023
		(Unaudited)
	RMB	RMB
Value-added tax recoverable	23,731,587	30,008,975
Deposits	3,434,080	3,368,617
Others	109,548	2,379,148
Total	27,275,215	35,756,740

6. Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31, 2022	As of June 30, 2023
		(Unaudited)
	RMB	RMB
Cost:
Computers and electronic equipment	9,537,316	9,872,995
Office furniture	266,252	266,252
Leasehold improvement	1,550,648	3,612,337
Transportation equipment	41,014	41,014
Construction in progress	16,119,419	99,737,737
Less: Accumulated depreciation	(6,087,694)	(8,251,404)
Property, plant and equipment, net	21,426,955	105,278,931

Depreciation expenses recognized for the six months ended June 30, 2022 and 2023 were RMB1,671,684 and RMB2,163,710, respectively.

7. Intangible asset, net

Intangible asset, net consists of the following:

	As of December 31, 2022	As of June 30, 2023
		(Unaudited)
	RMB	RMB
Cost:
Land use right	49,292,208	49,292,208
Franchise right	334,865	334,865
Less: Accumulated amortization	(909,941)	(1,402,863)
Intangible asset, net	48,717,132	48,224,210

Amortization expense for the six months ended June 30, 2022 and 2023 amounted to RMB82,154 and RMB492,922, respectively.

As of December 31, 2022 and June 30, 2023, land use right with net book value of RMB48,717,132 and RMB48,224,210 was pledged as collateral under a loan arrangement, respectively (also see Note 10).

As of June 30, 2023, the future estimated amortization expenses are as below.

As of June 30,	2023
(Unaudited)
RMB
Remaining of 2023	492,922
2024	985,844
2025	985,844
2026	985,844
2027	985,844
Thereafter	43,787,912
Total	48,224,210

8. Operating leases

The Company entered into various operating lease agreements for offices space. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following component of lease cost are included in the Company’s unaudited consolidated statements of operations and comprehensive income (loss):

	For the six months ended June 30, 2022	For the six months ended June 30, 2023
	(Unaudited) RMB	(Unaudited) RMB
Operating lease cost	2,746,934	3,922,677
Short-term lease cost	249,725	177,103
Total lease cost	2,996,659	4,099,780

Supplemental disclosure related to operating leases were as follows:

	For the six months ended June 30, 2022	For the six months ended June 30, 2023
	(Unaudited) RMB	(Unaudited) RMB
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	2,810,619	2,139,410

	As of December 31, 2022	As of June 30, 2023
		(Unaudited)

Weighted average remaining lease term of operating leases (years)	1.65	1.17
Weighted average discount rate of operating leases	6.24%	6.24%

The following table summarizes the maturity of operating lease liabilities as of June 30, 2023:

2023
As of June 30,	(Unaudited)
RMB
Remaining of 2023	2,305,112
2024	2,403,077
Thereafter	-
Total lease payments	4,708,189
Less: imputed interest	(147,773)
Total lease liabilities	4,560,416

9. Other current liabilities

Other current liabilities consist of the following:

	As of December 31, 2022	As of June 30, 2023
		(Unaudited)
	RMB	RMB
Salary accrual	8,536,985	5,064,078
Deposit	10,000,000	10,050,000
Tax accrual	13,609,170	11,445,654
Others	7,253,377	3,977,901
Total	39,399,532	30,537,633

10. Long-term debts

On August 11, 2022, the Company entered into a line of credit agreement with Zhejiang Shaoxing Ruifeng Rural Commercial Bank for a credit line up to RMB100,000,000 with a due date on July 25, 2030. During the six months ended June 30, 2023, the Company borrowed RMB50,876,549 under the credit line and repaid RMB530,000.

The outstanding loans bear an annual interest rate of 5.4% with repayment dates for parts of the loan ranging from September 20, 2022 to July 25, 2030. The loans are pledged by the land use right of the Company (mentioned in Note 7).

As of June 30, 2023, the future maturities of long-term debts are as below:

As of June 30,	2023
(Unaudited)
RMB
Remaining of 2023	650,000
2024	1,870,000
2025	2,490,000
2026	3,110,000
2027	3,730,000
Thereafter	55,449,865
Total	67,299,865

11. Shareholders’ equity (deficit)

Immediately prior to the completion of the initial public offering (“IPO”) on July 12, 2022, the Company adopted a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares, with par value of US$0.0001 per share. 57,178,154 ordinary shares, beneficially owned by Mr. Jianping Kong and Mr. Qifeng Sun, the founders of the Company, were re-designated into Class B ordinary shares on a one-for-one basis, and the remaining 46,611,846 ordinary shares were re-designated into Class A ordinary shares on a one-for-one basis.

Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to 15 votes per share. Each Class B ordinary share is convertible at any time into one Class A ordinary share, while Class A ordinary shares are not convertible into Class B ordinary shares.

On July 14, 2022, the Company completed the IPO with new issuance of totaling 1,770,000 ADSs representing 3,540,000 Class A ordinary shares at a price of US$11.50 per ADS or US$5.75 per ordinary share for gross proceeds of approximately US$20.4 million. The Company received all the net proceeds of approximately US$16.6 million after deducting underwriting discounts and commissions and other offering expenses by July 14, 2022.

On September 30, 2022, the Company completed the supplemental offering with new issuance of totaling 2,083,334 ADSs representing 4,166,668 Class A ordinary shares at price of US$2.40 per ADS or US$1.20 per share for gross proceeds of approximately US$5.0 million. The Company received all the net proceeds of approximately US$4.5 million after deducting underwriting discounts and commissions and other offering expenses by October 5, 2022.

As of December 31, 2022 and June 30, 2023, there were 111,496,668 and 111,496,668 ordinary shares issued and outstanding, respectively.

12. Share-based compensation

2022 Share Incentive Plan

In June 2022, the Company adopted 2022 share incentive plan, or the 2022 Plan, which has become effective upon the completion of initial public offering in July 2022, to motivate, attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the business. Under the 2022 Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan is 10,379,000, which constitutes 10% of the total issued and outstanding shares of the Company on a fully-diluted basis as of the date of adoption.

Restricted Stock Units (“RSUs”)

During the six months ended June 30, 2022 and 2023, share-based compensation recognized by the Company related to the RSUs were RMB8,445 and RMB4,397, respectively. As of December 31, 2022 and June 30, 2023, unrecognized compensation cost is RMB15,559 and RMB9,895, respectively, which is expected to be recognized through December 2024.

The following table summarized the RSUs activity and related information for the six months ended June 30, 2023:

	Number of RSUs	Weighted Average Grant Date Fair Value (RMB)
Unvested, January 1, 2023	4,012,774	0.01
Granted	—	—
Forfeited	108,175	0.01
Vested	—	—
Unvested, June 30, 2023	3,904,599	0.01

Options

On January 1, 2022, the Company granted an employee an option to purchase 500,000 ordinary shares of the Company with an exercise price of US$0.0002 per share. The option granted has a contractual term of 10 years. For the reward, 33.3% will be vested on December 31, 2022 or one year after the Company completed the initial public offering, whichever is earlier; 33.3% will be vested on December 31, 2023 or two years after the Company completed the initial public offering, whichever is earlier; and 33.3% will be vested on December 31, 2024 or three years after the Company completed the initial public offering, whichever is earlier.

On April 27, 2023, the Company granted a series of options under the 2022 share incentive plan: 1) the Company granted employees options to purchase a total of 450,430 ordinary shares (225,215 ADSs) of the Company with an exercise price of US$0.0001 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on April 27, 2024; 33.3% will be vested on April 27, 2025; and 33.3% will be vested on April 27, 2026; 2) the Company granted employees options to purchase a total of 155,738 ordinary shares (77,869 ADSs) of the Company with an exercise price of US$0.0001 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on July 12, 2023; 33.3% will be vested on July 12, 2024; and 33.3% will be vested on July 12, 2025; 3) the Company also granted employees options to purchase a total of 1,091,578 ordinary shares (545,789 ADSs) of the Company with an exercise price of US$0.0001 per share. The options granted have a contractual term of 10 years. The options were fully vested and exercisable at the grant date.

The options granted on April 27, 2023 were valued using the Black-Scholes model with the management’s estimates and assumptions. Significant assumptions used in the valuation are set as below:

	April 27, 2023
Spot price on valuation date	US$	0.53
Expected volatility		123.34%
Risk-free interest rate		3.53%
Dividend yield		0.00%

The following table summarizes the share option activity and related information for the six months ended June 30, 2023:

	Number of Options	Weighted Average Exercise Price (RMB)	Weighted Average Remaining Term (Years)	Weighted Average Grant Date Fair Value (RMB)
Outstanding as of 1/1/2023	500,000	0.001	9.00	30.47
Granted	1,697,746	0.001	9.83	3.67
Forfeited	333,334	0.001	—	30.47
Exercised	166,666	0.001	—	30.47
Outstanding as of 6/30/2023	1,697,746	0.001	9.83	3.67
Vested and exercisable as of June 30, 2023	1,091,578

During the six months ended June 30, 2022 and 2023, share-based compensation recognized by the Company related to the options were RMB4,665,228 and RMB133,201 respectively. The outstanding unamortized share-based compensation related to options was RMB1,843,709 (which will be recognized through April 2026) as of June 30, 2023.

13. Statutory Reserves

The Company’s subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Company is not required to make appropriation to other reserve funds and the Company does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as offsetting the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the unaudited consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Company has not done so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

The Company has made nil appropriations to statutory reserve for the six months ended June 30, 2022 and 2023.

14. Earnings (loss) per share

The calculation of basic earnings (loss) per share is based on the income (loss) attributable to ordinary shareholders of the Company and weighted-average number of ordinary shares outstanding for the six months ended June 30, 2022 and 2023.

Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective periods. For the six months ended June 30, 2023, the options granted under the 2022 share incentive plan to purchase a total of 1,697,746 shares could potentially dilute earnings (loss) per share but were not included in the computation of diluted net loss per share due to their antidilutive effects resulted from net loss.

The following reflects the Income (loss) and share data used in the basic and diluted earnings (loss) per ordinary share computations:

	For the six months ended June 30, 2022	For the six months ended June 30, 2023
	(Unaudited)	(Unaudited)
	RMB	RMB
Earnings (loss) attributable to ordinary shareholders of the Company	111,393,524	(134,319,481)
Weighted average number of ordinary shares outstanding for basic earnings (loss) per share calculation	103,790,000	111,496,668
Basic earnings (loss) per share	1.07	(1.20)

Earnings (loss) attributable to ordinary shareholders of the Company for diluted earnings (loss) per share calculation	111,393,524	(134,319,481)
Weighted average number of ordinary shares outstanding for basic earnings (loss) per share calculation	103,790,000	111,496,668
Adjusted for:
- incremental shares issuable related to options issued	112,581	—
Weighted average number of shares outstanding for diluted earnings (loss) per share calculation	103,902,581	111,496,668
Diluted earnings (loss) per share	1.07	(1.20)

15. Income Taxes

Cayman Islands

Under the current tax laws of Cayman Islands, the holding companies incorporated in the Cayman Islands are not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

British Virgin Islands

The holding companies incorporated in the British Virgin Islands are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entity to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

The Company’ subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits arising in or derived from Hong Kong up to HKD 2,000,000 and 16.5% on any part of assessable profits over HKD 2,000,000. These companies did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

USA

The Company’s subsidiary in USA is subject to profits tax at 21% statutory tax rate with respect to the profit generated from the USA. The company did not make any provisions for USA profit tax as there were no assessable profits derived from or earned in USA since inception.

Singapore

The company incorporated in Singapore is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 100,000 (approximately RMB 470,000) and 50% of the next SGD 100,000 (approximately RMB 470,000) taxable income exempted from income tax. The company did not make any provisions for Singapore income tax as there were no assessable profits derived from or earned in Singapore since inception.

PRC

The Company’s subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, the Company’s PRC subsidiaries are subject to the EIT rate of 25%. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Zhejiang Nanomicro obtained the “high-tech enterprise” tax status in December 2021, which reduced its statutory income tax rate to 15% from December 2021 to December 2024.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2023
	(Unaudited)	(Unaudited)
PRC statutory income tax rates	25.00%	25.00%
Effect of expenses not deductible for tax purposes	0.09%	(0.14)%
Effect of additional deduction of research and development expense	(5.98)%	6.37%
Effect of income tax exemptions and reliefs	(6.62)%	(1.83)%
Effect of valuation allowance on deferred income tax assets	(13.71)%	(26.07)%
Income tax difference under different tax jurisdictions	1.22%	(3.33)%
Total	0.00%	0.00%

The provision for income taxes consists of the following:

	For the six months ended June 30, 2022	For the six months ended June 30, 2023
	(Unaudited)	(Unaudited)
	RMB	RMB
Current income tax expense	—	—
Deferred tax expense	—	—
Income tax expense	—	—

Significant component of deferred tax assets are as follows:

	As of December 31, 2022	As of June 30, 2023
		(Unaudited)
	RMB	RMB
Net operating loss carryforward	63,038,127	100,099,836
Accrued expense and others	(29,335,373)	—
Inventory impairment	47,198,866	59,136,517
Deferred tax assets	80,901,620	159,236,353
Less: valuation allowance	(80,901,620)	(159,236,353)
Deferred tax assets	—	—

The provision of valuation allowance for the six months ended June 30, 2022 and 2023 were RMB4,035,707 and RMB79,300,503, respectively. The reversal of valuation allowance for the six months ended June 30, 2022 and 2023 were RMB26,829,989 and RMB965,770, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences.

Uncertain tax positions

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authority has up to five years to conduct examinations of the tax filings of the Company’s PRC entities. Accordingly, the PRC subsidiaries’ tax years of 2019 through 2022 remain open to examination by the respective tax authorities. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and June 30, 2023, the Company did not have any significant unrecognized uncertain tax positions.

16. Concentrations

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the six months ended June 30, 2022 and 2023:

	For the six months ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
	RMB	RMB
Customer A	15.7%	—
Customer B	—	22.7%
Customer C	—	13.6%

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase for the six months ended June 30, 2022 and 2023:

	For the six months ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
	RMB	RMB
Supplier A	—	40.3%
Supplier B	37.3%	—
Supplier C	13.8%	10.2%
Supplier D	12.4%	—

17. Commitments and contingencies

Operating lease commitments

The information of lease commitments is provided in Note 8.

Contingencies

The Company is subject to litigation matters from time to time in the normal cause of business. The Company’s legal counsel and the management routinely assess the likelihood of adverse judgments and outcomes to these matters, as well as ranges of probable losses. Accruals are recorded for these matters to the extent that management concludes a loss is probable and the financial impact, should an adverse outcome occur, is reasonable estimable. The Company has not recorded any material liabilities in this regard as of December 31, 2022 and June 30, 2023.

During the year ended December 31, 2022, a customer filed a civil action against the Company for a sales contract dispute, claiming the contract should be annulled and demanding a return of payment made for the contract of RMB44,941,000 and indemnity of RMB1,680,527. In July, 2023, the Company received the first civil judgment, in which the court ordered the Company to return the customer the payment of RMB130,000 and pay interest on overdue payment, and rejected other claims of the customer. As of the filing date, the customer has filed an appeal and both parties are waiting for the second trial. The amount liable by the Company in the event of an unfavorable outcome cannot be reasonably estimated, due to the uncertainty associated with the second trial.

On September 8, 2023, a customer filed a civil action against the Company for a sales contract dispute, claiming the Company’s breach of the implied condition of the agreement, and demanding a return of payment made for the contract of US$300,000 and indemnification for damages and interest. As of the filing date, the first trail has not started yet. The management of the Company, together with the trial counsel of this case, believe the amount liable by the Company in the event of an unfavorable outcome cannot be reasonably estimated.

Two bank accounts of the Company were judicially frozen by the court as a result of legal proceedings. The frozen amount as of June 30, 2023 and the date of this unaudited consolidated financial statements was RMB417,565 and RMB417,565, respectively.

18. Subsequent events

The following subsequent events were evaluated on September 27, 2023, the date the unaudited financial statements were issued. Except as set forth below, there were no events that occurred subsequent to June 30, 2023 that require adjustment to or disclosure in the unaudited consolidated financial statements.

From July to September 2023, the Company borrowed approximately RMB34.4 million in total from Zhejiang Shaoxing Ruifeng Rural Commercial Bank Co., Ltd under the credit line pledged by the land use right of the Company mentioned in Note 10. The additional borrowings bear an annual interest rate of 5.4% with repayment dates for parts of the loan ranging from December 20, 2023 to July 25, 2030.

On August 16, 2023, under the 2022 share incentive plan, the Company granted an employee option to purchase 25,974 ordinary shares (12,987 ADSs) of the Company with an exercise price of US$0.0001 per share. The option granted has a contractual term of 10 years. For the reward, 33.3% will be vested on August 16, 2023; 33.3% will be vested on August 16, 2024; and 33.3% will be vested on August 16, 2025.

In August and September 2023, several employees who hold options under the 2022 share incentive plan, elected to exercise the vested options to purchase a total of 1,009,114 ordinary shares of the Company with an exercise price of US$0.0001 per share. As of the date the unaudited financial statements were issued, the share issuance procedure is still under progress and the shares have not been issued to the employee yet.

On July 24, 2023, the Company entered into loan agreements with Mr. Jianping Kong, the chairman and chief executive officer, and Mr. Qifeng Sun, the vice chairman, along with their respective affiliates (“the Lenders”), who together will provide interest-free loans in the total amount of US$10 million (“the Loans”), to fund the Company’s research and development initiatives directed towards the advancement of ASIC chips, smart-NICs, and vision computing chips. The loans are due on June 30, 2024. On September 5, 2023, the Company and the lenders entered into agreements to convert the Loans into an aggregate of 19,157,087 Class A ordinary shares of the Company for no additional consideration. The per share consideration of the conversion is US$1.044 per ADS (US$0.522 per ordinary share). The share issuance was completed on September 13, 2023 and the proceeds had been fully collected.